UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Teledyne Technologies Incorporated 401(k) Plan
As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016
With Report of Independent Auditors

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Information
December 31, 2016 and 2015, and Year Ended December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	11
Signatures	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee of
Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 19, 2017

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(In thousands)
Assets
Investments, at fair value:
Mutual Funds	$413,581	$573,018
Collective Trusts	301,577	88,753
Common Stock	45,940	38,818
Self Directed Brokerage	24,151	21,244
Total investments	785,249	721,833

Notes receivable from participants	12,169	13,294
Total assets	797,418	735,127
Liabilities
Other liabilities	—	307
Total liabilities	—	307
Net assets available for benefits	$797,418	$734,820
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2016

Additions (deductions):
Contributions:
Employee	$39,741
Employer, net of forfeitures	9,331
Rollover	7,442
Total contributions	56,514

Investment income:
Interest and dividend income	25,009
Net appreciation in fair value of investments	37,840

Net investment income	62,849

Interest income from notes receivable from participants	425
Other income	335
Distributions to participants	(57,325)
Other expense	(200)

Net increase	62,598
Net assets available for benefits:
Beginning of year	734,820

End of year	$797,418
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2016

1. Description of the Plan

General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on December 31, 2015. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. Effective until December 31, 2015, an employee who first became an eligible employee on or after January 1, 2011 was deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages following 90 days of service unless or until such deemed election is revoked. Effective January 1, 2016, an employee who first becomes an eligible employee shall be deemed to have elected to contribute 6% of eligible wages following 90 days of service unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. Generally, the Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010 or $400 on or after February 1, 2015, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, received a Company match of 50% of the first 8% of qualifying employee contributions. Effective January 1, 2016, former employees of the Rockwell Scientific Company shall be provided Company Matching Contributions at the same rate as similarly situated Participants: 50% up to a maximum of $1,000 annually for active Participants in the Teledyne Technologies Incorporated Pension Plan or 50% up to 6% for Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan.
During May 2016, Teledyne DALSA, Inc., a Canadian-based subsidiary of Teledyne, completed the asset acquisition of CARIS, Inc. (“CARIS”). Employees of CARIS were eligible for the plan effective May 3, 2016, were permitted to rollover their eligible account balances from CARIS’ 401(k) Plan, and $0.1 million was rolled into the Plan during 2016. During April 2016, a subsidiary of Teledyne, Teledyne LeCroy, Inc. acquired the stock of Frontline Test Equipment, Inc. (“Frontline”). Frontline employees were eligible for the Plan, effective April 6, 2016, were permitted to rollover their eligible account balances from the Frontline 401(k) Plan totaling $1.5 million, into the Plan during 2016. During April 2016, Teledyne LeCroy, Inc. also acquired the assets of Quantum Data, Inc. (“Quantum Data”). Quantum Data employees became eligible for the Plan effective April 15, 2016, were permitted to rollover their eligible account balances from the Quantum Data 401(k) Plan totaling $1.0 million, into the Plan during 2016. On December 6, 2016, Teledyne Instruments, Inc. acquired Hanson Research Corporation (“Hanson Research”). Employees of Hanson Research became eligible for the Plan effective January 1, 2017.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
The Plan’s investments are stated at fair value.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Fidelity Managed Income Portfolio (Fidelity MIP): The beneficial interest of each participant in Fidelity MIP is represented by units. Units are issued and redeemed daily at Fidelity MIP’s constant NAV of $1 per unit. Distribution to Fidelity MIP’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fidelity MIP on a monthly basis, when paid. It is the policy of the Fidelity MIP to use its best efforts to maintain a stable net asset value of $1 per unit; although, there is no guarantee that the Fidelity MIP will be able to maintain this value. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP. There are no restrictions within the Fidelity MIP related to frequency or notice periods for redemptions out of the Fidelity MIP; however, the Fidelity MIP may take up to 12 months to fulfill a payout in the event that withdrawals are directed by the Plan Sponsor. Any transfers out of the Fidelity MIP must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur.
Collective Trusts: Units held in collective trusts (CT) are valued using the net asset value practical expedient (NAV practical expedient) of the CT as reported by the CT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The beneficial interest in the net assets of each Portfolio is represented by units. Net asset value per unit is determined each business day. Issues and redemptions of units are recorded, upon receipt of unitholder’s instructions in good order, based on the next determined net asset value per unit, normally each day. In unusual market conditions, in accordance with the Declaration of Trust, the Trustee may in its sole discretion, impose restrictions on issues and redemptions of units. The issuance and redemption provisions of the Underlying Funds are consistent with those of the Portfolios. In certain circumstances units may be purchased or redeemed through the exchange of securities, the fair value of which is used to determine the number of units issued or redeemed.
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with accounting principles generally accepted in the United States (U.S. GAAP), each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2016 and 2015 (in thousands):

	2016
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual Funds	$413,581	$—	$—	$413,581
Common Stock	45,940	—	—	45,940
Self-Directed Brokerage	24,151	—	—	24,151
Total investments in the fair value hierarchy	$483,672	$—	$—	483,672

Investments measured at net asset value as a practical expedient:
Collective Trusts				301,577
Total investments at fair value				$785,249

	2015
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual Funds	$573,018	$—	$—	$573,018
Common Stock	38,818	—	—	38,818
Self-Directed Brokerage	21,244	—	—	21,244
Total investments in the fair value hierarchy	$633,080	$—	$—	633,080

Investments measured at net asset value as a practical expedient:
Collective Trusts				88,753
Total investments at fair value				$721,833

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. In January 2016, the Company applied to the IRS for an updated determination letter which was acknowledged by the IRS on February 24, 2016.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
In March 2017, the Company submitted to the IRS a request for a compliance statement under the Voluntary Correction Program (VCP) to resolve certain Plan operational failures identified by the Plan administrator. These failures have been or are being corrected in a manner that the Company believes is consistent with established IRS correction procedures. The Plan administrator and counsel for the Plan believe that these failures and the VCP application will not adversely impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements.
4. Parties-in-Interest

During 2016, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. Trustee and investment fees paid by the Plan during 2016 was $0.2 million.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 347,833 and 406,402 shares of Teledyne Technologies Incorporated common stock at December 31, 2016 and 2015, respectively.
5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$797,418	$734,820
Add: liability for refund of excess contributions not accrued on the Form 5500	—	109
Net assets available for benefits per the Form 5500	$797,418	$734,929

The following is a reconciliation of the net decrease per the financial statements to net gain on the Form 5500 for the year ended December 31, 2016 (in thousands):

Net increase per the financial statements	$62,598
Less: liability for refund of excess contributions not accrued on the Form 5500	(109)
Net gain per the Form 5500	$62,489

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Events
In January 2017, Teledyne Technologies Incorporated reduced the minimum permissible catch-up contributions’ percentage of 5% to 1% for participants who have attained age 50 before the close of the Plan Year.

Supplemental Information

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2016

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Fidelity	Fidelity Fund K	$64,983
*	Fidelity	Value Fund K	30,153
*	Fidelity	Capital Appreciation Fund K	21,859
*	Fidelity	Diversified International Fund K	30,840
*	Fidelity	Mid-Cap Stock Fund K	36,611
*	Fidelity	Large Cap Stock Fund	21,037
*	Fidelity	Target Date Income CP Q	4,782
*	Fidelity	Target Date 2005 Pool Q	932
*	Fidelity	Target Date 2010 Pool Q	10,405
*	Fidelity	Target Date 2015 Pool Q	13,172
*	Fidelity	Target Date 2020 Pool Q	54,174
*	Fidelity	Target Date 2025 Pool Q	33,718
*	Fidelity	Target Date 2030 Pool Q	44,340
*	Fidelity	Target Date 2035 Pool Q	17,052
*	Fidelity	Target Date 2040 Pool Q	14,981
*	Fidelity	Target Date 2045 Pool Q	7,047
*	Fidelity	Target Date 2050 Pool Q	7,053
*	Fidelity	Target Date 2055 Pool Q	2,776
*	Fidelity	Target Date 2060 Pool Q	133
*	Fidelity	Institutional Money Market Inst	49,720
	Morgan Stanley Institutional	Small Company Growth IS	8,315
	Wells Fargo Advantage	Small Cap Value R6	14,774
	Wells Fargo Advantage	Emerging Markets Equity R6	2,450
	Invesco	Growth & Income R6	20,270
*	Fidelity	500 Index Inst	38,800
*	Fidelity	Extended Market Index	10,521
*	Fidelity	U.S. Bond Index Fund	42,732
	Loomis Sayles	Core Plus Bond N	16,253
	American Beacon	Small Cap Value Institutional	4,264
*	Fidelity	Brokerage Link	24,151
*	Fidelity	Growth Company Pool	66,569
*	Fidelity	Managed Income Portfolio	24,442
*	Teledyne Technologies Incorporated	Common stock fund, 406,402 shares	45,940
*	Participant loans	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	12,169
			$797,418
	* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2017

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee

By:	/s/ Jason W. Connell
Member - Plan Administrative Committee